SEC FILE NUMBER: 000-32469
CUSIP NUMBER: 742352 10 7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒	Form 10-K	☐	Form 20-F	☐	Form 1I-K	☐	Form IO-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2004
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items to which the notification relates:

PART I - REGISTRANT INFORMATION

The Princeton Review, Inc.

Full Name of Registrant

Former Name if Applicable

2315 Broadway

Address of Principal Executive Office (Street and Number)

New York, NY 10024

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The annual report on Form 10-K of The Princeton Review, Inc. (the “Company”) for the period ended December 31, 2004 could not be filed with the Securities and Exchange Commission on a timely basis without unreasonable effort or expense for the following reasons.

The Company is in the process of finalizing its financial statements.  The finalization of the financial statements has been delayed due to the diversion of resources that have been devoted to the extraordinary efforts involved in testing, documentation and remediation of the Company’s internal control over financial reporting in connection with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. This has been exacerbated by inadequate staffing as a result of turnover in the accounting department.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Stephen Melvin	212	874-8282

(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).                     Yes  ☒     No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?               Yes  ☒     No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Exhibit A attached hereto and incorporated by reference herein.

The Princeton Review, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 17, 2005	By:	/s/ STEPHEN MELVIN

	Name:	Stephen Melvin
	Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).

Exhibit A

          Explanation Referred to in Part IV, Item (3) of Form 12b-25

          The following information has not been audited and is therefore subject to adjustment.

           Revenue for the year ended December 31, 2004 increased 9% to $113.8 million, versus $104.5 million recorded in 2003. In 2004, the Company lost ($30.8 million), or ($1.12) per share, as compared to net income of $4.3 million, or $0.16 per share, recorded in 2003.

           The above results include the following two large non-cash charges:

•	An impairment charge of $8.2 million to write down the goodwill associated with the Company’s 2001 acquisition of Embark.com, Inc.; and
•	A valuation allowance against the Company’s deferred tax asset for the full amount of the asset, which is $22.1 million.

           Net income was also negatively impacted by a substantial increase in operating expenses, a large component of which resulted from increased professional fees related to ongoing compliance efforts with regard to Section 404 of the Sarbanes-Oxley Act of 2002.